
December 28, 2009

<u>By facsimile to (646) 219-2572 and U.S. Mail</u>

Mr. Daniel Khesin
Chief Executive Officer
Divine Skin, Inc.
1680 Meridian Avenue, Suite 301
Miami, FL 33139

Re: Divine Skin, Inc.
       Registration Statement on Form S-1
       Filed December 2, 2009
       File No. 333-163449

Dear Mr. Khesin:

       We have limited our review of your filing to those issues that we have addressed in our comments. Where indicated, we think that you should revise your document in response to these comments. If you disagree, we will consider your explanation why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions that you may have about comments or any other aspect of our review. You may call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1.   Information in the calculation of registration fee table that Divine Skin is registering an aggregate of 9,955,096 shares of common stock and tabular disclosures in the "Selling Shareholders" section that Divine Skin is registering an aggregate of 9,955,096 shares of common stock, including 2,855,096 shares of common stock issued to seven Regulation

S private placement investors, 7,074,000 shares of common stock issued or to be issued to eight service providers, and 26,000 shares of common stock issued to 13 private placement investors are inconsistent with disclosures on pages 2 and 23 that Divine Skin issued or will issue an aggregate of 9,907,096 shares of common stock, including 4,833,096 shares of common stock to 14 accredited investors and nine non-U.S. persons in private placements, 3,074,000 shares of common stock to nine service providers, and 2,000,000 shares of common stock to a consultant upon exercise of a warrant. Please reconcile the disclosures.

2. The disclosures on pages 2 and 23 that Divine Skin issued or will issue an aggregate of 9,907,096 shares of common stock, including 4,833,096 shares of common stock to 14 accredited investors and nine non-U.S. persons in private placements, 3,074,000 shares of common stock to nine service providers, and 2,000,000 shares of common stock to a consultant upon exercise of a warrant are inconsistent with information under "Recent Sales of Unregistered Securities" on page II-1 that Divine Skin issued or will issue an aggregate of 9,957,096 shares of common stock, including 2,000,000 shares of common stock to a consultant upon exercise of a warrant, 4,855,096 shares of common stock to nine foreign investors, 74,000 shares of common stock to nine service providers, 3,000,000 shares of common stock to a distributor, and 28,000 shares of common stock to 14 investors. Additionally, disclosures in the second paragraph on page 37 and in the sixth paragraph on page 41 state that Divine Skin issued 4,855,096 shares of common stock to five foreign investors, and disclosure in the third paragraph on page 37 states that Divine Skin issued 74,000 shares of common stock to seven service providers. Please reconcile the disclosures.

Risk Factors, page 5

3. We note the statements "The risks and uncertainties described below are not the only ones facing the Company. Additional risks and uncertainties not presently known to the Company or that the Company currently believes are immaterial may also impair the Company's business operations." Since Divine Skin is required to disclose all risk factors that it believes are material at this time, please delete the statements.

Security Ownership of Certain Beneficial Owners and Management, page 34

4. In footnote (4), please disclose the natural person having investment control over the shares held by Gamma Investors.

Preferred Stock, page 35

5.   We assume that the phrase "as of the date of this Form 10" in the first paragraph is inadvertent. Please delete.

Plan of Distribution, page 40

6.   Please replace the sentence "These sales may be at fixed or negotiated prices" in the first paragraph so that it reads "The selling stockholders will offer their shares at $0.25 per share until the shares are quoted on the OTC Bulletin Board and after that at prevailing market prices or privately negotiated prices."

Signatures, page II-5

7.   Divine Skin's controller or principal accounting officer also must sign the registration statement. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal financial officer, must indicate each capacity in which he signs the report. Please see the instructions for signatures on Form S-1, and revise the signature page of future filings accordingly.

Exhibit Index

8.   Please include an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T.

Exhibit 5.1

9.   We note that Divine Skin will file by amendment to the registration statement the legal opinion. Please allow us sufficient time to review the legal opinion before requesting acceleration of the registration statement's effectiveness.

Closing

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Dietrich A. King, Staff Attorney, at (202) 551-3338.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Brian Pearlman, Esq.
        Pearlman & Pearlman LLC
        9431 Sea Turtle Lane
        Plantation, FL 33324